Exhibit 21.1

Digital Recorders, Inc.
Wholly Owned Subsidiaries

Subsidiary	Jurisdiction of Incorporation
RTI, Inc.	Texas
TwinVision® of North America, Inc.	North Carolina
DRI-Europa AB	Sweden